Exhibit 99.7

POSEIDON ACQUISITION CORP. UNILATERALLY INCREASES ITS BID PRICE TO ACQUIRE ALL COMMON SHARES OF ATLAS CORP. NOT CONTROLLED BY ITS MAJORITY SHAREHOLDERS TO $15.50 PER SHARE IN CASH

London and Toronto, September 26, 2022 — Poseidon Acquisition Corp., on behalf of a consortium composed of David L. Sokol, Chairman of the Board of Directors of Atlas Corp. (NYSE: ATCO) (“Atlas” or the “Company”), certain affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”)(TSX: FFH and FFH.U), the Washington Family, and Ocean Network Express Pte. Ltd. (the “Consortium”), a global container, transportation and shipping company, announced today it has unilaterally increased its bid price to acquire all of the outstanding common shares of Atlas that the Consortium does not already own or control to $15.50 per share in cash. Poseidon Chairman David L. Sokol stated that the increased bid price represents Poseidon’s final and best offer. The non-binding proposal was conveyed on September 26, 2022 in a letter to Atlas’ Special Committee. A copy of the letter is attached to this release.

Additional Information and Where to Find It

An agreement in respect of the proposed transaction described in this press release has not yet been executed, and this press release is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the Securities and Exchange Commission (the “SEC”). Atlas shareholders and other interested parties are urged to read these materials if and when they become available because they will contain important information. Atlas shareholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov.

Forward-Looking Statements

This press release contains statements regarding the proposed transaction that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws and members of the Consortium may make related oral, forward-looking statements on or following the date hereof. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by the Consortium and include the possibility that discussions with the special committee of the Atlas board of directors may not be successful and the possibility that the proposed transaction may not be entered into or completed on the terms described in this press release or at all, including as a result of changes in the business or prospects of Atlas. Any forward-looking statements in this press release are made only as of the date of this press release. No member of the Consortium assumes any obligation to publicly update any forward-looking statements except as required by law. No information contained on any website referenced in this press release is incorporated by reference herein.

About Fairfax Financial Holdings Limited

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Contacts:

Consortium: David L. Sokol

sokol@poseidonacq.com

Fairfax: John Varnell, Vice President, Corporate Development - +1-416-367-4941

Via Email

September 26, 2022

Atlas Corp.

23 Berkley Square

London, United Kingdom WIJ 6HE

Attn: Special Committee

Re: August 4 “Go-Private” Proposal

To the Special Committee:

It has been more than seven weeks since the submission of our offer to take Atlas Corp. (“Atlas”) private on August 4, 2022. In an effort to reach a conclusion and bring certainty to Atlas and its shareholders, we are hereby increasing our offer from $14.45 to $15.50 per common share.

It is our hope that in light of this significant increase in value, the Special Committee will conclude that this transaction represents full, fair and certain value and is in the best interest of Atlas shareholders. If the Special Committee concludes otherwise, we will withdraw our proposal. We do believe that Atlas shareholders are amenable to a transaction and would want the opportunity to consider this proposal for themselves. It is our hope and preference to work constructively with the Special Committee to allow them to do as such.

As the Special Committee and its advisors consider our revised proposal, we request that they do so in the context of the continued pressure on the global macroeconomy, financial markets and Atlas’ operating environment.

1. Weak Macroeconomic Environment and Rising Cost of Capital

Inflation remains a key concern to major economies, with the US Labor Department’s index reporting consumer price inflation of 8.3% year-on-year for August 2022. The US Federal Reserve raised interest rates on September 21, 2022 by 0.75% for the third consecutive time, bringing the central bank’s benchmark rate to a range of 3 - 3.25%, the highest level in 14 years. Post-announcement, 2-year Treasury yields crossed 4% for the first time since 2007. According to a study by the World Bank published on September 15, 2022, as central banks across the world simultaneously hike interest rates in response to inflation, the world may be edging toward a global recession in 2023.

Since the time we made our proposal on August 4, 2022 and up to September 23, 2022, the financial markets have deteriorated significantly, with the S&P500 Index declining 11.0%. Share prices of Atlas’ closest peers in the containership leasing sector, Costamare, Global Ship Lease and Danaos, have also fallen by 15.9%, 17.4% and 21.8%, respectively, over the same period.

Atlas’ cost of capital has risen significantly alongside the current rising interest rate environment. The 20-year US Treasury bond is up approximately 210 basis points, while the 10-year LIBOR swap rate is up approximately 225 basis points over the last twelve months. We therefore urge the Special Committee to carefully consider the implications of the prevailing macroeconomic weakness and rising cost of capital on Atlas’ business, cash flows and valuation.

2. Charter Rates Decline

Vessel charter rates continue to decline as the world recovers from COVID-19 and recent supply chain disruptions. The Shanghai Containerised Freight Index fell to 2,072 on September 23, 2022, representing a 59% reduction from its peak of 5,110 on 7 January 2022 and 45% from August 5, 2022. Based on Clarksons Research’s Shipping Intelligence Weekly on September 16, 2022, charter rates are also dropping in the larger size ranges despite tight tonnage availability, with the Clarksons’ index falling 26% week-on-week. As container freight rates fall, liners and freight forwarders may not be able to cover vessel charter commitments, which may in turn result in re-negotiations or cancellations with containership lessors, as experienced by one of Atlas’ peers in August 2022.

3. Record Vessel Deliveries in the Near-Term

Based on Alphaliner’s monthly report for August 2022, the overall industry order book represents 28% of existing capacity on the water, with over 5 million TEUs of capacity slated for delivery in 2023 and 2024. Gross fleet capacity is expected to grow by a record 8.2% in 2023, significantly outpacing forecasted throughput growth at 2.7%. This implies a meaningful risk of a substantial decline in re-contracted charter rates as existing charters roll off schedule.

4. Substantial Recurring Capital Expenditure for Vessel Refurbishment or Replacement

In Atlas’ annual report, the company estimates vessel useful life of 30 years, as compared to many of Atlas’ key liner customers, who generally assume a useful life of between 20 to 25 years.

In line with the International Maritime Organization’s strategic initiatives to reduce greenhouse gas emissions from vessels by at least 70% from 2008 levels by 2050, we expect Atlas to continually incur substantial capital expenditure in vessel refurbishment or replacement. Atlas’ vessels may turn obsolete well ahead of the currently envisaged useful lives, thereby adversely impacting Atlas’ expected return on investment and value vis-à-vis the company’s current business plan.

5. High Customer Concentration

Atlas operates in a highly competitive and concentrated customer sector. The top eight liners account for approximately 80% of the market share by TEU capacity as of August 2022, while Atlas’ top three customers (COSCO, Yang Ming, ONE) have contributed over 60% of its annual revenue since FY2019, based on Atlas’ annual reports. Based on Alphaliner’s monthly report for August 2022, COSCO, Yang Ming and ONE have in aggregate over 1 million TEU of capacity across 68 on-order vessels. If demand continues to soften, Atlas’ liner customers may utilize their own vessels rather than in-charter to manage capacity needs.

6. Turnaround of APR Energy Remains in Early Stage

APR Energy’s pivot strategy to longer-term energy capacity solutions remains nascent and requires significant investment to achieve its strategic goals. APR Energy’s contracts are generally short-term in nature. With APR Energy’s modest US$61mm revenue contribution for the half year ending June 30, 2022, we cannot rely on APR Energy to hedge the impending downturn in Atlas’ containership leasing business.

In conclusion, we re-affirm our belief that Atlas would be able to navigate the industry headwinds more nimbly as a private platform, with greater stability and scale through the addition of ONE as a strategic shareholder and partner. We look forward to a favorable and timely response to our proposal.

This letter is subject to the conditions set forth in our August 4, 2022 letter, including with regards to the negotiation of a merger agreement and completion to our satisfaction of limited due diligence. We reserve the right to withdraw or modify our offer in any manner. This letter does not include or constitute a binding offer to acquire Atlas or any of its securities or assets, or a proposal of definitive terms for any transaction.

Very truly yours,

POSEIDON ACQUISITION CORP.

/s/ David Sokol
David Sokol, Chairman